22003618

SEC Mail Processing

MAR 22 2022

Washington, DC

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-39590

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cutter and Company Brokerage, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15415 Clayton Rd.
(No. and Street)

Ballwin	MO	63011
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Deborah Castiglioni	636-537-8770	dmcastig@cutterco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Holt & Patterson, LLC
(Name – if individual, state last, first, and middle name)

260 Chesterfield Indust. Blvd.	Chesterfield	MO	63005
(Address)	(City)	(State)	(Zip Code)

02/24/2009	#3372
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, William L. Meyer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cutter and Company Brokerage, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STACY R. SCHAEFER
Notary Public - Notary Seal
St Charles County - State of Missouri
Commission Number 14396100
My Commission Expires Jun 2, 2022

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS

SEC Mail Processing

MAR 22 2022

Washington, DC

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Cutter and Company Brokerage Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cutter and Company Brokerage, Inc., (the "Company") as of December 31, 2021, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cutter and Company Brokerage, Inc., as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cutter and Company Brokerage, Inc.'s management. Our responsibility is to express an opinion on Cutter and Company Brokerage, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cutter and Company Brokerage, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on pages 18-21 has been subjected to audit procedures performed in conjunction with the audit of Cutter and Company Brokerage, Inc.'s financial statements. The supplemental information is the responsibility of Cutter and Company Brokerage, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 18-21 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, Missouri

We have served as Cutter and Company Brokerage, Inc.'s auditor since 2003.

March 16, 2022

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

HOLT & PATTERSON, LLC

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Cutter and Company Brokerage, Inc.

We have reviewed managements' statements, included in the accompanying Exemption Report, in which (1) Cutter and Company Brokerage, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cutter and Company Brokerage, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:2(ii) and (2) Cutter and Company Brokerage, Inc. stated that Cutter and Company Brokerage, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to its direct sale of mutual funds and variable annuities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Cutter and Company Brokerage, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cutter and Company Brokerage Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, Missouri

March 16, 2021

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

CUTTER AND COMPANY BROKERAGE, INC.
STATEMENT OF FINANCIAL CONDITION
For the Year Ended December 31, 2021

ASSETS

CURRENT ASSETS		
Cash	$	769,234
Marketable Securities Owned, at Market Value		127,656
Accounts Receivable		825,211
Broker Advances		15,503
Prepaid Expenses		54,851
TOTAL CURRENT ASSETS		1,792,455
FIXED ASSETS		
Furniture, Fixtures & Improvements		216,046
Accumulated Depreciation		(180,164)
TOTAL FIXED ASSETS		35,882
OTHER ASSETS		
Deposits		156,321
Goodwill		15,111
TOTAL OTHER ASSETS		171,432
TOTAL ASSETS	$	1,999,769

CUTTER AND COMPANY BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION

For the Year Ended December 31, 2021

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	6,144
Accrued Wages and Commissions		645,246
401(k) Payable		57,000
Federal and State Income Tax Payable		19,242
TOTAL CURRENT LIABILITIES		727,632
LONG TERM LIABILITIES		
Deferred Tax Liability		19,639
TOTAL LONG TERM LIABILITIES		19,639
TOTAL LIABILITIES		747,271
STOCKHOLDERS' EQUITY		
Common Stock, $1 par value, 30,000 shares authorized, 5,333 shares issued and outstanding		5,333
Additional Paid-in Capital		124,515
Retained Earnings		1,017,680
Current Earnings		104,970
TOTAL STOCKHOLDERS' EQUITY		1,252,498
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,999,769

See Independent Auditors' Report and Notes to the Financial Statements

CUTTER AND COMPANY BROKERAGE, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2021

	2021
INCOME	
Commission Income	$ 5,857,241
Advisory Fee Income	10,100,785
Dividend Income	1,642
Interest Income	1,653
Miscellaneous Income	723,666
Unrealized Loss on Investments	36,506
TOTAL INCOME	16,721,493
OPERATING EXPENSES	
Trade Error/Write offs	(2,752)
Leads	5,233
Advertising	110
Bank Charges	53
Charitable Contributions	4,219
Club Dues	13,711
Clearing Charges	231,327
WFS Advisory Platform Charges	175,836
Exchange Fees	29,586
Outside Broker Commission	11,592,391
Amortization Expense	1,333
Depreciation Expense	8,369
NASD Dues/fees	21,788
Dues and Subscriptions	21,107
HRA Expenses	2,371
401(k) Expenses	125,400
Promotions	1,312
Insurance-Group, officers, Life	178,358
Insurance-E&O, business	113,672
Interest Expense	1,591
Accounting and Audit Fees	38,027
Legal and Consulting fees	26,013
Licenses Expense	624
Business Meeting	2,333
Client Entertainment/Promo	6,556
Meals	7,398
Miscellaneous Expense	6,695
Office Expense	7,382
Payroll Taxes	134,153
Payroll Services	4,283
Postage and Delivery	6,933
Registration Fees	39,188

See Independent Auditors' Report and Notes to the Financial Statements

CUTTER AND COMPANY BROKERAGE, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2021

	2021
Rent Expense	215,000
Repairs and Maintenance computer	120,856
Docusign Expense	9,423
Repairs and Maint Email	37,694
Repairs and Maint Office	442
Salaries	3,252,491
Office Supplies	7,164
Company events-whole office	13,722
Copier Contract expense	5,654
De Minimis Fringes	5,144
Phone and Communication	36,546
Travel	3,130
Training and Professional Development	4,556
Recruitment	15,984
Outside Consulting	39,991
Other Taxes	346
TOTAL OPERATING EXPENSES	16,572,743
INCOME (LOSS) FROM OPERATIONS	148,750
INCOME TAX	
Personal Property Tax	869
Federal Income Tax Expense (Benefit)	16,340
State Income Tax Expense (Benefit)	2,902
Deferred Federal Income Tax Expense (Benefit)	22,836
Deferred State Income Tax Expense (Benefit)	833
TOTAL INCOME TAX	43,780
NET INCOME	$ 104,970

See Independent Auditors' Report and Notes to the Financial Statements

CUTTER AND COMPANY BROKERAGE, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2021

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE AT DECEMBER 31, 2020	$ 5,333	$ 124,515	$ 1,017,680	$ 1,147,528
Net Income			104,970	104,970
BALANCE AT DECEMBER 31, 2021	$ 5,333	$ 124,515	$ 1,122,650	$ 1,252,498

CUTTER AND COMPANY BROKERAGE, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2021

CASH FLOW FROM OPERATING ACTIVITIES:	
Net Income	$ 104,970
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation and Amortization	9,702
Deferred Income Taxes	82,147
Unrealized Gain on Investments	(36,506)
Decrease (Increase) in Accounts Receivable	(50,362)
Decrease (Increase) in Prepaid Expenses	(5,171)
Decrease (Increase) in Deposit	(419)
Increase (Decrease) in Accounts Payable	764
Increase (Decrease) in Accrued Expenses	43,638
Increase (Decrease) in Corporate Income Tax Payable	19,242
Total Adjustments	63,035
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	168,005
CASH FLOWS FROM INVESTING ACTIVITES:	
Broker Advances Decrease (Increase)	3,734
Notes Receivable Decrease (Increase)	8,333
Purchase of Fixed Assets (Increase)	(2,720)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	9,348
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	177,352
CASH AND CASH EQUIVALENTS, beginning of year	591,882
CASH AND CASH EQUIVALENTS, end of year	$ 769,234
Supplemental Disclosure:	
Interest Paid	$ 1,591
Corporate Income Tax Paid	$ 250

See Independent Auditors' Report and Notes to the Financial Statements

CUTTER AND COMPANY BROKERAGE, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2021

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Operations:

Cutter and Company Brokerage, Inc. (the Company) is a broker dealer and was formed for the purpose of trading and dealing in stocks, bonds, and all other securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company has a MSRB membership and has an insurance license in several states. The Company does not hold funds or securities for customers, owe money for securities to customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from SEC Rule 15c3-3 under the K(2)(ii) exemption.

Accounting Method:

The accrual method of accounting is utilized by recognizing income when earned and expenses when incurred. For income tax purposes, the Company reports under the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

Concentrations of Credit Risk:

At times throughout the year, the Company may maintain certain bank accounts in excess of the FDIC insured limits of $250,000. On December 31, 2021, the Company had $276,546 in excess of the FDIC limit.

Cash Equivalents:

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Cash and Securities Segregated Under Federal and Other Regulations

No cash has been segregated in a special account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold any customer funds, and accordingly, no reserve account is required.

See independent auditors' report

CUTTER AND COMPANY BROKERAGE, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2021

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable:

The Company has elected to use the reserve method in accounting for bad debts. Under this method, all uncollectible accounts are charged to the allowance account and the bad debt expense is determined by adjusting the balance in the allowance account to a reserve considered reasonable by management. No allowance for doubtful accounts was considered necessary on December 31, 2021. Bad debt expense on December 31, 2021 was $0.00.

Advertising Costs:

Non-direct-response advertising costs are expensed in the year incurred. The Company did not incur any non-direct response advertising costs during the period ended December 31, 2021. The Company did not incur any direct-response advertising costs during the period ended December 31, 2021.

Marketable Securities:

Marketable securities are stated at market value. Market value and cost on December 31, 2021, was as follows:

	2021
Cost	$ 34,732
Market Value Appreciation	$ 92,924
	$127,656

Property and Equipment:

Depreciation of property and equipment is provided for in the financial statements using the straight-line and accelerated methods over the estimated useful lives of the assets. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized.

Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense charged to operations for the year ended December 31, 2021 and was $8,369.

See independent auditors' report

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and equipment are summarized by the major classifications as follows:

Useful Lives for Purposes of:

Classification	Depreciation
Furniture &	5-7 years
Equipment	5-7 years
Improvements	10-39 years
Computers	5-7 years

The Company has not recorded depreciation in accordance with generally accepted accounting principles. The effects of this departure from generally accepted accounting principles are not material.

Goodwill:

On April 18, 2018, the Company entered into an Asset Assignment Agreement with another broker dealer. Under the terms of the agreement, the Company was assigned certain customer accounts, furniture, and equipment. As part of the assignment, the Company allocated $20,000 to Goodwill. The Company will amortize this Goodwill over 15 years. For the year ended December 31, 2021, the Company recorded amortization expense of $1,333. The Company has not recorded amortization in accordance with generally accepted accounting principles. The effect of this departure from generally accepted accounting principles is not material.

Recognition of Revenues:

Commissions, principal transactions, and related clearing expenses are recorded on a settlement date basis, which does not materially differ from trade-date basis. Interest participation fees consist of interest sharing programs with First Clearing and RBC and are recorded each month, as earned.

Asset management and service fees are charged to clients quarterly in arrears based on a percentage of the asset value. These fees along with mutual fund trails, annuity trails, and IRA fees are estimated and accrued each month by management based on historical trends of prior cash flows of actual amounts received.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer,
- Identification of the performance obligation(s) under the contract,
- Determination of transaction price,
- Allocation of the transaction price to the identified performance obligation(s), and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes revenues upon completion of transactions as it satisfies the performance obligation identified in accordance with this standard. The Company did not have any open contracts or deferred revenue as of December 31, 2021.

COVID-19 Pandemic

During the COVID-19 pandemic, our services have generally been considered essential in nature and have not been materially interrupted. As the situation continues to evolve, the Company is closely monitoring the impact of the pandemic on all aspects of the business and our ability to service clients.

NOTE 2: RETIREMENT PLAN

At the beginning of 2006, the Company elected to adopt a safe harbor plan for the Company match and still maintain the discretionary profit-sharing plan contributions for all eligible employees. With this plan, the Company match changed to match 100% of the first 3% withheld and 50% of the next 4th and 5th percent elected to defer. For the year ended December 31, 2021, the Company elected to contribute an overall percentage of 3.87% of gross wages to the plan. The employer match, profit sharing plan contribution and fees charged to operations for the year ended December 31, 2021 was $125,400.

NOTE 3: DEFERRED TAXES:

The Company has adopted FASB Accounting Standards Codification 740-10, Income Taxes, to account for deferred income taxes. Deferred taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The difference between tax expense and taxes currently payable is reflected in the balance sheet as deferred taxes. The items resulting in deferred taxes are as follows:

NOTE 3: DEFERRED TAXES (continued)

Unrealized Gain on Securities	(22,154)
Charitable Contributions Carryover	2,515
Total	$(19,639)

In 2017 the Company elected to change its method of presenting deferred income tax assets and liabilities from current and noncurrent to be netted as noncurrent on the balance sheet in accordance with FASB ASU 2015-17. While the presentation of deferred tax assets and liabilities will be affected by this ASU, the methodology of the calculation of deferred tax assets and liabilities has not changed. The Company has not recorded deferred taxes that results from a capital loss carry forward and book to tax depreciation differences. The effect of this departure from GAAP is not material.

NOTE 4: INCOME TAXES

The Company implemented FASB Accounting Standards Codification 740-10, Income Taxes. Included in this is a requirement under Accounting for Uncertainty in Income Taxes that realization of an uncertain income tax position must be "more likely than not" (i.e., greater than 50% likelihood of receiving a benefit or expense) before it should be recognized in the financial statements as the amount most likely to be realized assuming a review by the authorities having all relevant information and applying current conventions. The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits or expense. The Company assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of or for the year ended December 31, 2021.

The federal and state income tax returns for the Corporation for 2018, 2019, 2020 and 2021 are subject to examination by the respective taxing authorities generally for three years after they are filed.

The Company's policy for reporting interest and penalties related to income taxes is to expense as they are incurred. The Company feels there is a more likely than not chance that all tax positions will be fully recognized; therefore, no provision for potential interest or penalties on these tax positions have been made. The total penalties and interest the Company paid for 2021 was $ 0.00.

NOTE 5: COMMITMENTS AND CONTINGENCIES

Effective January 1, 2020, the Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842). The adoption of this new standard has no impact on the Company's financial statements.

The Company has a month-to-month lease for the office space that it occupies. The lease was renewed May 2016 and calls for monthly rent payments of $17,916.66 on a month-to-month basis.

Rent expense charged to operations for the year ended December 31, 2021, was $215,000.

In the normal course of business, the Company is party to litigation and arbitration actions involving their broker activities. It is management's opinion that sufficient reserves have been provided for the financial statements and that errors and omission insurance coverage is adequate to provide for any significant judgments resulting from said litigation or arbitration. There were no pending litigation or arbitration cases outstanding on December 31, 2021.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company leases the building from Cutter & Company Real Estate Holding, LLC which is owned by the stockholders. During the year ended December 31, 2021, total rent paid was $215,000. See Note 5.

NOTE 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Under the Rule, the Company's aggregate indebtedness to all other persons cannot exceed 1500% of net capital. The Rule also requires that equity capital may not be withdrawn, or cash dividends paid if the Company's net capital would fail to exceed 120% of the minimum dollar amount required. On December 31, 2021, the Company had the following allowable net capital of $1,073,380, respectively, which was $1,073,380 in excess of the minimum required. The percentage of aggregate indebtedness to net capital on December 31, 2021 was 66%.

NOTE 8: SIGNIFICANT CONCENTRATIONS

Generally accepted accounting principles require disclosure of current vulnerabilities due to certain concentrations. Those matters include the following:

Major Brokers

The Company has two brokers that make up 35% of the total outside broker commission paid out. While this is a significant concentration, it is less of a concern because the Company retains less than ten percent of the brokers' gross revenues.

NOTE 9: FAIR VALUE MEASUREMENT

Included in the financial statements are certain financial instruments carried at fair value. The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced liquidation sale. The fair value of a liability is the amount at which that liability could be incurred or settled in a current transaction between willing parties, that is, other than in a forced or liquidation sale. FASB ASC 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and other inputs that are observable or can be corroborated by market data for the term of the instrument. Such inputs include market rates and volatilities, spreads, and yield curves. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. Unobservable inputs reflect the Company's best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.

NOTE 9: FAIR VALUE MEASUREMENT (continued)

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used on December 31, 2021.

Common stocks, corporate bonds, and U.S. government bonds and securities – Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds – Valued at the net asset value (NAV) of shares held by the Company at year-end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Company's assets at fair value:

	12/31/2021	Quoted Prices in Activate Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description				
Money Market Mutual Fund	$ 266,229	$ 266,229	$ -0-	$ -0-
Trading securities				
Equity securities	127,656	127,656	-0-	-0-
Private equity investments	-0-	-0-	-0-	-0-
Total	$ 393,885	$ 393,885	$ -0-	$ -0-

There were no transfers between level 1, level 2, or level 3 during the year ended December 31, 2021.

NOTE 10: DATE OF MANAGEMENT REVIEW

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosures through March 16, 2022, the date of the management representation letter and the date the financial statements were available to be issued. No additional activity has occurred that would require disclosure.

Cutter and Company Brokerage, Inc.

COMPUTATION OF NET CAPITAL

As of December 31, 2021

Net Capital Computation:

Stockholders' Equity	$ 1,252,498
Deduction and/or charges	
Total Stockholders' Equity Qualified for Net Capital	1,252,498
Deductions and/or Charges:	
Property and Equipment	35,881
Other Assets	37,599
Commissions Receivable	23,185
Prepaid Expenses	54,851
Other Deductions	331
Subtotal	151,847
Net Capital Before haircuts on securities positions	1,100,651
Haircuts on Securities:	
Money Market Mutual Fund	8,122
Investment in Equity Securities	19,148
	27,270
Net Capital	$ 1,073,381

Cutter and Company Brokerage, Inc.
COMPUTATION OF NET CAPITAL REQUIREMENT
As of December 31, 2021

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	472,284
Minimum Dollar Net Capital Required	$	50,000
Net Capital Requirement (Greater of the Above)	$	50,000
Excess Net Capital	$	1,023,381
Percentage of Aggregate Indebtedness to Net Capital		66%

SCHEDULE OF AGGREGATE INDEBTEDNESS

Account Payable	$	6,144
Accrued Expenses		702,246
		708,390

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)

FOCUS Report	$	1,073,381
Net Audit adjustments	$	-
	$	1,073,381

There are no material differences between the net capital calculation compared to the broker dealer's Part II of form X-17A-5(a).

See Independent Auditors' Report and Notes to the Financial Statements

Cutter and Company Brokerage, Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT PURSUANT TO RULE 15c3-3

For the Year ended December 31, 2021

The Company has claimed an exemption to Rule 15c3-3 per paragraph (k)(2)(ii) and therefore no Computation for Determination of Reserve Requirement under that rule have been provided.

Cutter and Company Brokerage, Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year ended December 31, 2021

Not Applicable - See Exemption Report

See Independent Auditors' Report and Notes to the Financial Statements

CUTTER & COMPANY

The Opportunity You Deserve

EXEMPTION REPORT

SEC Rule 17a5(d)(4)

Cutter and Company Brokerage, Inc.

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a5(d)(4):

- Cutter and Company Brokerage, Inc. is a broker/dealer registered with the SEC and FINRA.
- Cutter and Company Brokerage, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2021.
- Cutter and Company Brokerage, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
  The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.
- Cutter and Company Brokerage, Inc. claimed an exemption as a Non-Covered Firm for its ***direct sale of mutual funds and variable annuities***. The Broker-Dealer (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).
- Cutter and Company Brokerage, Inc. has met the identified exemption provisions in paragraph k(2)(ii) of Rule 15c3-3 throughout the period of January 1, 2021 through December 31, 2021 without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.

William L. Meyer
President, Cutter and Company Brokerage, Inc.

phone: 636 537-8770 • fax: 636 537-8779 • www.cutterco.com

15415 Clayton Road • Ballwin, MO 63011 • Member FINRA, SIPC

Cutter and Company Brokerage, Inc.

SIPC 7

For the Year Ended December 31, 2021

Crd #: 22449

HOLT & PATTERSON, LLC

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of Cutter and Company Brokerage, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Moloney Securities Co., Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

260 CHESTERFIELD INDUSTRIAL BLVD.

CHESTERFIELD, MO 63005

PHONE 636/530-1040

FAX 636/530-1101

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Cutter and Company Brokerage, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, Missouri

March 16, 2022

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

#39590
CUTTER & CO BROKERAGE INC
D/B/A CUTTER & COMPANY INC
15415 CLAYTON RD
BALLWIN, MO 63011-3125

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

DEBORAH CASTIGLIONI 636-537-

2. A. General Assessment (item 2e from page 2) $ 18,219

B. Less payment made with SIPC-6 filed (**exclude interest**) (9,364)

7/29/2021
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 8,855

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,855

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $ 8,855

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CUTTER & COMPANY INC
(Name of Corporation, Partnership or other organization)

Deborah Castiglioni
(Authorized Signature)

Dated the 15 day of FEBRUARY, 20 22.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 16,721,493
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	16,721,493
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,087,233
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	407,164
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	36,506
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): RENTAL & OTHER INCOME (Deductions in excess of $100,000 require documentation)	26,961
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,591	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 17,883	
Enter the greater of line (i) or (ii)	17,883
Total deductions	4,575,747
2d. SIPC Net Operating Revenues	$ 12,145,746
2e. General Assessment @ .0015	$ 18,219

(to page 1, line 2.A.)

SIPC

Thank you for your payments

I, as agent for the SIPC Member firm and for which I have signatory authority, authorize SIPC electronically to debit the account ending in 1297, in the amount of $8,855.00 on or the next business day after 02/16/2022. I understand that because this is an electronic transaction, these funds may be withdrawn from the account as soon as today. This authorization will remain in full force and effect until I notify SIPC by telephone at (202) 371-8300 AND by email at ACH@SIPC.org before 4:00 p.m. ET on today's date to withdraw authorization.

Reference #

B2204725700349

Payment Date

02/16/2022

ACH Member ID

39590-MWGOJ

Member Name

CUTTER & CO BROKERAGE INC

Email Receipt to

jfriedlein@cutterco.com

Payment Type

Direct Payment

Device Type

Web

Fiscal Year

2021

Assessment Form

SIPC-7

Additional Comments

Authorized Payer First Name

Jackie

Authorized Payer Last Name

Friedlein

Routing Number

*****5535

Bank

MERAMEC VALLEY BANK

Name on Account

Cutter & Company Inc

Payment Method

Business checking ***1297

Status

Pending

Total Payment Amount

$8,855.00